UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of Belite Bio, Inc on Form F-3 (No. 333-272125), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

On June 16, 2023, Belite Bio, Inc (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with SVB Securities LLC and Cantor Fitzgerald & Co., as sales agents (the “Agents”), in connection with the offer and sale from time to time by the Company (the “Offering”) of American Depositary Shares (the “ADSs”), each ADS representing one ordinary share of the Company, having an aggregate offering price of up to $100 million, through the Agents.

The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-272125).

Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), from time to time. The Agents are not required to sell any specific number or dollar amount of securities, but will act as sales agents and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with the Agents’ normal sales and trading practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.

The Company will pay the relevant Agent a commission equal to three percent (3.0%) of the gross proceeds from sales of ADSs sold through such Agent under the Sales Agreement and has agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of ADSs pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Any of the Company and the Agents may terminate the Sales Agreement at any time upon ten days’ prior notice.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Maples and Calder (Hong Kong) LLP, the Company’s Cayman counsel, relating to the legality of the issuance of the ordinary shares in the Offering is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBIT INDEX

Exhibit	Description
1.1	Sales Agreement, dated as of June 16, 2023, by and between Belite Bio, Inc and SVB Securities LLC and Cantor Fitzgerald & Co.
5.1	Opinion of Maples and Calder (Hong Kong) LLP.
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1 hereto).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: June 16, 2023